UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Rocky Mountain Chocolate Factory, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

774678403

(CUSIP Number)

AB Value Management LLC

Attn: Andrew Berger

200 Sheffield Street, Suite 311

Mountainside, NJ 07092

(855) 228-2583

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON AB Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 224,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 224,855

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.77%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON AB Value Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 460,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 460,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,189*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.71%
14	TYPE OF REPORTING PERSON CO

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON Andrew Berger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 460,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 460,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,189
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.71%
14	TYPE OF REPORTING PERSON IN

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON Mary Kennedy Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 774678403

The following constitutes amendment number 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D, as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a)(iv) is hereby amended and restated as follows:

Mary Kennedy Thompson (“Ms. Thompson”), as a nominee for the Board (Ms. Thompson, together with Mr. Berger, the “Nominees” and each, a “Nominee”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 25, 2019, AB Value Management filed a preliminary proxy statement to be used—once definitive—to solicit votes to elect each of Mr. Berger and Ms. Thompson to the Board, and to approve the business proposal for consideration by stockholders at the Annual Meeting, which calls for the Issuer to redeem any poison pill previously issued and to abstain from adopting or extending any poison pill, unless such adoption or extension has been submitted to a stockholder vote, as a separate ballot item, within the previous twelve (12) months.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(c) are hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 5,965,827 Shares outstanding as of June 25, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 15, 2019.

As of the close of business on July 26, 2019, AB Value Partners directly owned 224,855 Shares, constituting approximately 3.77% of the Shares outstanding. By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners.

As of the close of business on July 26, 2019, AB Value Management had caused the Managed Account to directly own 235,334 Shares, constituting approximately 3.94% of the Shares outstanding. By virtue of their relationships with AB Value Management discussed in further detail in Item 2 described in that amendment number 1 to the Schedule 13D filed May 22, 2019 (“Amendment No. 1”), each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by the Managed Account. By virtue of his relationship with AB Value Management also discussed in further detail in Item 2, Mr. Berger may be deemed to beneficially own the Shares beneficially owned by AB Value Management. Ms. Thompson does not directly own any Shares and may not be deemed to beneficially own any Shares.

(c) Other than as disclosed in Amendment No. 1, the Reporting Persons have not effected any transactions in securities of the Issuer during the past sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 25, 2019, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (i) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (ii) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (iii) AB Value Partners and AB Value Management agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 25, 2019, AB Value Partners and AB Value Management entered into an Indemnification Agreement with each of Andrew Berger and Mary Kennedy Thompson, pursuant to which AB Value Partners, AB Value Management have agreed to indemnify each of the Nominees against certain claims arising from the Solicitation and any related transactions. The foregoing description of the Indemnification Agreements is qualified in its entirety by reference to the Form of Indemnification Agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The filing of this Amendment No. 2 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not beneficially owned by such Reporting Person.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Joint Filing and Solicitation Agreement by and among AB Value Partners LP, AB Value Management LLC, Andrew Berger and Mary Kennedy Thompson, dated July 25, 2019.
99.2	Form of Indemnification Agreement.

CUSIP NO. 774678403

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2019

AB Value Partners, L.P.

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name:	Andrew Berger

/s/ Mary Kennedy Thompson
Name:	Mary Kennedy Thompson